Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: ~~2845 4076~~ 28455445

Our Ref: CSA/PAC1/24

10th March 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

03007492

03 MAR 12 AM 7:21

Dear Sirs,

SUPPL

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, please note that Mr. M.J. Bell resigned as a Director of Swire Pacific Limited with effect from 8th March 2003.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

MY/ry
Pac/Pac1-24 SEHKNY/SEHK-NY

c.c. Brian Ho (BONY NY)

dlw 3/18